SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, September 12, 2016.

To

CVM – Brazilian Securities and Exchange Commission

Dear Sirs:

We refer to the Official Letter nº 436/2016/CVM/SEP/GEA-1, transcribed herein below, whereupon a statement is requested on the provisional remedies imposed on Mr. Maurício Marcellini Pereira, board member of Gafisa S.A. (“Gafisa”), whose position and managerial duties at the Company or corporate group have been suspended.

The Company clarifies that this is a preliminary injunction referring to the verification of facts with respect to a member of the Board of Directors and Audit Committee. The Company is not a party to this proceeding and to date, it has not been formally notified about the referred decision. Nevertheless, the Company clarifies that even though it has not received any official notice, it took cognizance of the court decision through a link released by the press. After undertaking the referred provisional remedies, the Company immediately suspended the referred executive officer from his duties to the Board of Directors and Audit Committee of Gafisa, in compliance with provisions of the referred court decision.

The eventual replacement or temporary vacancy of a board member does not itself represent a material fact, as this is a regular activity at the Company. In addition, the disclosure of a vacant position is not a market practice and any replacement is usually reasonably disclosed in the minutes of the Extraordinary General Meeting or in the minutes of the Board of Directors Meeting, and by means of restatement of the Reference Form, within the term and form provided for in Articles 24, Paragraph 3, I, and 30, XXX of CVM Instruction nº 480, which the Company complies with.

A board member’s replacement or vacancy, temporary or not, is not foreseen – correctly, by the aforementioned arguments – in Sole Paragraph of Article 2 of CVM Instruction nº 358, without prejudice to referred need of restating the Reference Form.

On the other hand, as this is a court decision, nothing can be done but accept it, and any statement in this regard would be redundant, since the Company would not have another attitude to adopt. Thus, the Company reiterates its standpoint that it will continue observing and complying with the decisions set forth by Brazilian courts while it awaits developments in the case.

In addition, the facts and purpose of comments mentioned by the Official Letter under consideration do not have any relation to the Company’s activity. Thus, we do not make any statement upon these facts, and also observe the terms of the guiltlessness constitutional assumption.

These are our clarifications related to the inquiries of referred Official Letter. The Company remains available for any clarification you may require.

Yours sincerely,

GAFISA S.A. André Bergstein Investor Relations Officer

Transcription of the Official Letter

“1.We refer to the decision rendered by the 1st Region Federal Regional Court obtained through the links: http://politica.estadao.com.br/blogs/fausto-macedo/wp-content/uploads/sites/41/2016/09/decisaogreen.pdf e http://politica.estadao.com.br/blogs/fausto-macedo/wp-content/uploads/sites/41/2016/09/decisaogreen2.pdf), sentencing provisional remedies to certain controlling shareholders and/or managers of the Company, especially the following excerpt:

“(...)

“33) MAURÍCIO MARCELLINI PEREIRA;

“Provisional remedies (to those investigated above) alternative to preventive detention:

“a) Access to all buildings of FUNCEF, PETROS and POSTALIS is forbidden, unless previously authorized by court;

“b) Contact and communication is forbidden (inclusive via telephone, e-mail, social network or any other means of communication) with any other Greenfield Operation suspects;

“c) Suspects cannot be absent from the cities of their respective domiciles, unless previously authorized by court;

“d) The performance of any and all civil service or managerial duty is suspended, including at boards, carried out in supplementary private pension entities;

“e) The performance of any and all activity in the financial and capital markets is suspended, as well as the performance of any managerial position or duty at a company or corporate group;

“f) Passport seizure; and

“g) Simultaneous “coercive conduct” (bench warrant) of suspects for testimony and signature of related commitment statement on these restrictive measures alternative to provisional detention (except that these ordered measures will be in effect regardless of the signature of the commitment statement).”.

“2. In this regard, we request a statement from you on the referred decision, especially in relation to the excerpt mentioned above, but not restricted to referred excerpt, explaining the reasons why the Company understands this needs not to be considered a Material Fact, pursuant to CVM Instruction n.º358/2002. In addition, the statement should inform the measures the Company intends to adopt in this regard.

“3.The referred statement must be sent, including a copy of this Official Letter, through the IPE System, under the “Notice to the Market” category, “Clarifications on CVM/BOVESPA consultations”.

“4.We point out that, pursuant to Article 3 of CVM Instruction nº 358/02, it shall be incumbent upon the Investor Relations Officer to disclose and inform to CVM and, where applicable, to stock exchanges and organized over-the-counter market entities where the Company’s securities are accepted for trading about any material act or fact occurred or referring to its businesses, as well as ensure its widespread and immediate dissemination, simultaneously in all the markets in which these securities are accepted for trading. We also remind the obligation provided for in Sole Paragraph of Article 4 of CVM Instruction nº 358/02 for inquiring Management and controlling shareholders of the Company, aiming at verifying if they took cognizance of the information that should be released to the market.

“5. We also mention the obligation provided for in Sole Paragraph of Article 4 of CVM Instruction nº 358/02 for inquiring Management and controlling shareholders of the Company, aiming at verifying if they took cognizance of the information that should be released to the market.

“6.Furthermore, pursuant to Sole Paragraph of Article 6 of CVM Instruction nº 358/02, it shall be incumbent upon the controlling shareholders or Management, directly or through the Investor Relations Officer, to immediately release the material act or fact, in the assumption the information goes beyond control or in the event of unusual fluctuation in the quote, price, or traded amount of securities issued by listed company or referred thereto.

“7. As ordered by the Corporate Relations Oversight Board – SEP, we warn that it shall be incumbent upon this administrative authority, in the exercise of the powers vested in it and based on item II, Article 9 of Law nº 6.385/1976, and Article 7 concurrently with Article 9 of CVM Instruction nº 452/2007, to order the application of a monetary fine of one thousand Reais (R$1,000.00), without prejudice to other administrative sanctions due to non-compliance with this official letter, also corresponding e-mail, within one (1) business day.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer